

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2019

William West Duker
Director
CUR Media Inc.
2217 New London Turnpike
South Glastonbury, CT 06073

>   **Re: CUR Media, Inc.**
>   **Form 10-K for the year ended December 31, 2017**
>   **Filed May 7, 2018**
>   **File No. 000-55346**

Dear Mr. Duker:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Telecommunications

cc: Eric C. Mendelson